                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [December], 2002


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F (X)             No  Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ( )                 No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



           The registrant files with the Korea Securities Exchange the notice dated December 30, 2002. Attached is English language version of the notice.

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 The following tables set forth a Cancellation of Stock option.

------------------------------------------------------------------------------------------
Stock option     Number of person who granted stock                                    108
Granted          option
                 -------------------------------------------------------------------------
                 Number of stock           Common share                          2,770,000
                                           -----------------------------------------------
                 option granted            Preferred share                               -
------------------------------------------------------------------------------------------
Cancellation of  Cancellation Date                                       December 30, 2002
                 -------------------------------------------------------------------------
stock option     Decision Made by                                   The Board of directors
                 -------------------------------------------------------------------------
                 Number of person                                                8 persons
                 -------------------------------------------------------------------------
                 Cancellation option       Common share                            235,000
                                           -----------------------------------------------
                                           Preferred share                               -
                 -------------------------------------------------------------------------
                 Reason of cancellation                              Voluntary resignation
                 -------------------------------------------------------------------------
                 Aspects of Stock          Exercise Period             From March 24, 2004
                 Cancellation                                             To June 23, 2009
                                           -----------------------------------------------
                                           Exercise Price              KRW 1,780 per share
------------------------------------------------------------------------------------------
Others           This cancellation is for the 2/nd/ and 3/rd/ stock options granted.
                           The exercise price for the 2/nd/ stock option is 1,780 won
                           The exercise price for the 3/rd/ stock option is 1,610 won
------------------------------------------------------------------------------------------

 Description of stock option cancellation
--------------------------------------------------------------------------------
     Name        Relation to the      Number of stock           Remarks
                     company         option Cancelled
--------------------------------------------------------------------------------
Ki-Soo Jin           Employee                  50,000    The 2/nd/ stock option
--------------------------------------------------------------------------------
Yun-Hyung Lee           "                      50,000              "
--------------------------------------------------------------------------------
Sang-Soo Lee            "                      20,000              "
--------------------------------------------------------------------------------
Byung-Kook Kim          "                      20,000              "
--------------------------------------------------------------------------------
Ho-Kyun Song            "                      20,000              "
--------------------------------------------------------------------------------
Jang-Sung Chun          "                       5,000              "
--------------------------------------------------------------------------------
In-Hee Oh               "                       5,000              "
--------------------------------------------------------------------------------
Jong-Sung Lee           "                       5,000              "
--------------------------------------------------------------------------------
In-Hee Oh               "                      30,000    The 3/rd/ stock option
--------------------------------------------------------------------------------
Jong-Sung Lee           "                      30,000              "
--------------------------------------------------------------------------------
        Total                                 235,000
--------------------------------------------------------------------------------
 .  The 2/nd/ stock option granted: 8 persons (175,000 common shares)
 .  The 3/rd/ stock option granted: 2 persons (60,000 common shares)

 The following table sets forth an exclusion of affiliate company, DE&T.

--------------------------------------------------------------------------------
1. Subject company                     Name of the company  DE&T Co., Ltd.
                                       -----------------------------------------
                                       CEO                  Chang-Hyun Park

                                       -----------------------------------------
                                       Capital              1,200,000,000 won

                                       -----------------------------------------
                                       Total Assets         2,884,227,082 won

                                       -----------------------------------------
                                       Core Business        Flat Panel Display
                                                            Equipment Production
--------------------------------------------------------------------------------
2. The total amount of disposal        239,000,000 won

--------------------------------------------------------------------------------
   - Number of shares                  478,000 shares

--------------------------------------------------------------------------------
   - Shareholding ratio                -
     after the disposal
--------------------------------------------------------------------------------
3. Related Group Name                  -

--------------------------------------------------------------------------------
4. Number of affiliate companies       Before                8

                                       -----------------------------------------
                                       After                 7

--------------------------------------------------------------------------------
5. Total Assets of affiliate           Before                378,472,736,534
   companies
--------------------------------------------------------------------------------
                                       After                 375,588,509,452

--------------------------------------------------------------------------------
6. Reason of Disposal                  A part of the corporate restructuring
                                       procedure,  which would enhance the
                                       Company's core competencies.
--------------------------------------------------------------------------------
7. Date of Decision                    December 30, 2002

--------------------------------------------------------------------------------
8. Others                              -

--------------------------------------------------------------------------------

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2002


By  /s/  MiRi Chung
   --------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team